Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-165860, 333-165860-01 to 333-165860-02

ENERGY FUTURE HOLDINGS CORP.

SUPPLEMENT NO. 3 TO

MARKET MAKING PROSPECTUS DATED AUGUST 23, 2011

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 1, 2012

On January 31, 2012, Energy Future Holdings Corp. filed the attached Current Report on

Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – January 31, 2012

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Texas	1-34544	26-1191638
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	1-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 REGULATION FD DISCLOSURE

On January 31, 2012, in connection with the private offering described under Item 8.01 of this Current Report on Form 8-K, Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance Inc. (“EFIH Finance”), both of which are wholly-owned subsidiaries of Energy Future Holdings Corp. (“EFH Corp.”), delivered to potential investors an offering memorandum (the “Offering Memorandum”) containing certain updated information with respect to EFIH, EFH Corp., Texas Competitive Electric Holdings Company LLC (“TCEH”) and Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”). The information included in Item 7.01 of this Current Report on Form 8-K is being provided to satisfy EFIH’s, EFH Corp.’s and Energy Future Competitive Holdings Company’s (“EFCH”) resulting public disclosure requirements under Regulation FD.

Sierra Club Matter

In January 2012, the Sierra Club filed a petition in Travis County, Texas District Court challenging the Texas Commission on Environmental Quality’s decision to issue permit amendments imposing limits on emissions during planned startup, shutdown, and maintenance activities at TCEH’s Big Brown, Monticello, Martin Lake, and Sandow Unit 4 facilities. Although TCEH cannot predict the outcome of this proceeding, it believes that the permit amendments are protective of the environment and in accordance with applicable law. There can be no assurance that the outcome of this matter would not result in an adverse impact on TCEH’s results of operations, liquidity, or financial condition.

Selected Preliminary Unaudited Financial Data for the Year Ended December 31, 2011

Management of EFIH, Oncor Holdings and EFH Corp. (collectively, the “Companies”) have prepared the respective selected preliminary financial data below in good faith based upon the most current information available to management. The Companies’ normal yearly closing and financial reporting processes with respect to such unaudited preliminary financial data have not been fully completed. As a result, the actual financial results could be different from such unaudited preliminary financial data. The Companies’ independent registered public accounting firm has not completed its audits for the year ended December 31, 2011, and has not performed any review procedures with respect to the unaudited preliminary financial data provided below, nor have they expressed any opinion or any other form of assurance on such information.

While the financial data provided is preliminary and subject to change, except for the potential effects of the impairment test discussed below, the Companies do not expect actual financial data for the year ended December 31, 2011 to vary materially from the corresponding preliminary amounts provided below.

The EFIH and Oncor Holdings unaudited preliminary financial data below has been prepared on a basis consistent with the consolidated financial statements for the year ended December 31, 2010 for EFIH and Oncor Holdings, respectively, which are included in EFIH’s Annual Report on Form 10-K for the year ended December 31, 2010 that it filed with the United States (“U.S.”) Securities and Exchange Commission (“SEC”) on February 18, 2011. The EFH Corp. unaudited preliminary financial data below has been prepared on a basis consistent with EFH Corp.’s consolidated financial statements for the year ended December 31, 2010, which are included in EFH Corp’s annual report on Form 10-K for the year ended December 31, 2010 that it filed with the SEC on February 18, 2011.

In accordance with accounting standards, the carrying value of goodwill (and certain other indefinite-lived intangible assets that are not subject to amortization) is reviewed annually, or more frequently if certain conditions exist, for impairment. Factors such as the economic climate, market conditions, including the market prices for electricity and natural gas and market heat rates, environmental regulations, and the condition of assets are considered when evaluating the carrying value of these assets for impairment purposes. The actual timing and amounts of any impairments depend on many sensitive, interrelated and uncertain variables. Natural gas prices trended downward in the fourth quarter of 2011, and the correlated effect in the Electric Reliability Council of Texas, Inc. (“ERCOT”) on wholesale power prices could have a material adverse impact on the overall profitability of EFH Corp.’s generation assets and result in an impairment charge. EFH Corp. management continues to evaluate the effect of declining wholesale power prices in ERCOT, due to lower natural gas prices, on the carrying value of goodwill and generation assets related to its Competitive Electric segment. This evaluation may ultimately result in the recording of a non-cash impairment charge as of December 31, 2011, which is currently not reflected in the unaudited preliminary financial data below for EFH Corp. Any impairment will result in a charge against earnings, which could cause a material adverse impact on EFH Corp.’s reported results of operations and financial condition.

EFIH Unaudited Preliminary Financial Data

Selected unaudited preliminary financial data for EFIH for the year ended December 31, 2011 and actual financial data for the year ended December 31, 2010 (amounts in millions) are provided in the table below:

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Income (loss) before income taxes and equity in earnings of unconsolidated subsidiary	$204	$(106)
Equity in earnings of unconsolidated subsidiary (net of tax)	$286	$277
Net income	$417	$213
Adjusted EBITDA (per restricted payments covenant)	$1,639	$1,523

Set forth below is a reconciliation (amounts in millions) of net income to EBITDA and then to Adjusted EBITDA for the year ended December 31, 2011 (preliminary) and 2010 (actual). For more information on EBITDA and Adjusted EBITDA and why management believes Adjusted EBITDA is a useful measure, see note (a) below.

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Net income	$417	$213
Income tax expense (benefit)	73	(42)
Interest expense and related charges	348	315
Depreciation and amortization	—	—

EBITDA (a)	838	$486
Oncor Holdings distributions	116	169
Interest income	(552)	(209)
Equity in earnings of unconsolidated subsidiary (net of tax)	(286)	(277)
Adjusted EBITDA per Incurrence Covenant	$116	$169
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,523	1,354

Adjusted EBITDA per Restricted Payments Covenant	$1,639	$1,523

(a)	EBITDA refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under the indentures governing EFIH’s 9.75% Senior Secured Notes due 2019 (the “EFIH 9.75% Notes”), 10.000% Senior Secured Notes due 2020 (the “EFIH 10.000% Notes”) and 11% Senior Secured Second Lien Notes due 2021 (the “EFIH 11% Notes”). Adjusted EBITDA and EBITDA are not recognized terms under U.S. generally accepted accounting principles (“GAAP”) and, thus, are non-GAAP financial measures. EFIH is providing its Adjusted EBITDA solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in the indentures governing the EFIH 9.75% Notes, the EFIH 10.000% Notes and the EFIH 11% Notes. EFIH does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFIH does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFIH’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Oncor Holdings Unaudited Preliminary Financial Data

Selected unaudited preliminary financial data for Oncor Holdings for the year ended December 31, 2011 and actual financial data for the year ended December 31, 2010 (amounts in millions) are provided in the table below:

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Total operating revenues	$3,118	$2,914
Operating income	$693	$655
Net income	$360	$347
Net income attributable to Oncor Holdings	$286	$277

EFH Corp. Unaudited Preliminary Financial Data

Selected unaudited preliminary financial data for EFH Corp. for the year ended December 31, 2011 and actual financial data for the year ended December 31, 2010 (amounts in millions) are provided in the table below:

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Operating revenues	$7,040	$8,235
Net loss (a)	$(1,913)	$(2,812)
EFH Corp. Adjusted EBITDA (per restricted payments covenant)	$5,036	$5,240

(a)	As discussed above, net loss does not include any non-cash impairment charge that could result from EFH Corp.’s goodwill impairment testing as of December 31, 2011.

Set forth below is a reconciliation (amounts in millions) of net loss to EBITDA and then to EFH Corp. Adjusted EBITDA for the years ended December 31, 2011 (preliminary) and 2010 (actual). For more information on EBITDA and Adjusted EBITDA and why management believes Adjusted EBITDA is a useful measure, see note (b) below.

	Year Ended
	December 31, 2011 (Preliminary)	December 31, 2010 (Actual)
Net loss (a)	$(1,913)	$(2,812)
Income tax expense (benefit)	(1,134)	389
Interest expense and related charges	4,294	3,554
Depreciation and amortization	1,499	1,407

EBITDA (a)(b)	2,746	$2,538
Oncor Holdings distributions	116	169
Interest income	(2)	(10)
Amortization of nuclear fuel	142	140
Purchase accounting adjustments (c)	204	210
Impairment of goodwill (a)	—	4,100
Impairment and write down of assets (a) (d)	433	15
Net gain on debt exchange offers	(51)	(1,814)
Equity in earnings of unconsolidated subsidiary	(286)	(277)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	1
Unrealized net (gain) loss resulting from hedging transactions	(58)	(1,221)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(22)
Noncash compensation expense (e)	13	18
Severance expense	7	4
Transition and business optimization costs (f)	39	4
Transaction and merger expenses (g)	37	48
Restructuring and other (h)	73	(117)
Expenses incurred to upgrade or expand a generation station (i)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,513	$3,886
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,523	1,354

Adjusted EBITDA per Restricted Payments Covenant	$5,036	$5,240

(a)	Does not reflect the effects of any non-cash impairment charge that could result from EFH Corp.’s goodwill impairment testing as of December 31, 2011 discussed above.
(b)	EBITDA refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of EFH Corp.’s debt arrangements. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. EFH Corp. is providing its Adjusted EBITDA solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in its debt arrangements. EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFH Corp. does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFH Corp.’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.
(c)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(d)	Impairment of assets in 2011 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.
(e)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(f)	Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.
(g)	Transaction and merger expenses primarily represent Sponsor Group management fees.
(h)	Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and fees related to the April 2011 amendment and extension of TCEH’s senior secured credit facilities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

Additional Risk Factor Information

The Offering Memorandum also included the risk factor information contained in Exhibit 99.1 hereto, which exhibit is incorporated by reference into this Item 7.01.

Item 8.01 OTHER EVENTS.

On January 31, 2012, EFIH and EFIH’s direct, wholly-owned subsidiary, EFIH Finance, both of which are wholly-owned subsidiaries of EFH Corp., issued a press release announcing the commencement of a private offering for $400 million principal amount of Senior Secured Second Lien Notes due 2022 (the “Notes”). A copy of the press release is filed as Exhibit 99.2.

Neither this Form 8-K nor the press release shall constitute an offer to sell, or the solicitation of an offer to buy, any of the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The Notes have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act.

Forward-Looking Statements

The information set forth in this report and in Exhibits 99.1 and 99.2 contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this current report that address activities, events or developments that EFH Corp., EFIH or EFCH expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “will likely result,” “do not expect to,” “could,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp., EFIH and EFCH believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in EFH Corp.’s, EFIH’s and EFCH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

ITEM 9.01. EXHIBITS.

(d) Exhibits.

Exhibit No.	Description

99.1	Risk Factors.

99.2	Press release dated January 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

Dated: January 31, 2012

Exhibit 99.1

Risks Factors

Energy Future Intermediate Holding Company LLC (EFIH) has significant exposure to Energy Future Holdings Corp.’s (EFH Corp.) credit risk and to the business and financial condition of Texas Competitive Electric Holdings Company LLC (TCEH).

As of September 30, 2011, after giving effect to the issuance by EFH Corp. in October 2011 of $53 million principal amount of its 11.250%/12.000% Senior Toggle Notes due 2017 (the EFH Corp. 2017 Toggle Notes) in exchange for $65 million principal amount of EFH Corp. 5.55% Series P Senior Notes due November 15, 2014 and the concurrent dividend by EFIH to EFH Corp. of $53 million principal amount of EFH Corp. 2017 Toggle Notes with a carrying value of approximately $48 million (the October 2011 Exchange Transaction) but excluding approximately $161 million of EFH Corp. 2017 Toggle Notes received from EFH Corp. in November 2011 in lieu of cash interest, approximately 36% of the assets recorded on EFIH’s balance sheet consist of debt securities of EFH Corp. that EFIH also guarantees. As of September 30, 2011, after giving effect to the October 2011 Exchange Transaction but excluding approximately $161 million of EFH Corp. 2017 Toggle Notes received from EFH Corp. in November 2011 in lieu of cash interest, EFIH holds $4.268 billion aggregate principal amount of such debt securities, which had a carrying value of $3.5 billion as of that date. As of September 30, 2011, EFIH also had receivables from affiliates in the amount of $210 million, representing EFIH’s claims for accrued interest on these debt securities. EFIH depends and will continue to depend on receiving cash interest payments on these EFH Corp. debt securities to fund, at least in part, payments on its debt obligations. The indenture governing certain of EFIH’s debt securities does not limit its ability to dividend these EFH Corp. debt securities to EFH Corp. so long as EFIH received such securities in exchange for the issuance of EFIH debt. If EFH Corp. is unable to service its debt securities because TCEH is unable to distribute or loan funds to EFH Corp. or for other reasons, or if EFIH dividends these debt securities to EFH Corp. and EFH Corp. does not make capital contributions or loans to EFIH, EFIH may be unable to make payments on its debt securities. EFIH may acquire additional debt securities of EFH Corp. or TCEH in the future in connection with exchange offers, debt repurchases or other transactions, in which case EFIH’s exposure to EFH Corp. and TCEH credit risk and to the business and financial condition of TCEH would be increased.

In addition, as of September 30, 2011, after giving effect to the October 2011 Exchange Transaction but excluding approximately $161 million of EFH Corp. 2017 Toggle Notes received from EFH Corp. in November 2011 in lieu of cash interest, EFIH guarantees, either on a first priority secured basis or on a senior unsecured basis, approximately $3.2 billion of debt of EFH Corp. that is held by third parties. This guaranteed debt includes guarantees of certain demand notes receivable from EFH Corp. that arise from cash loaned by TCEH to EFH Corp., which totaled $1.592 billion as of December 31, 2011, and could increase to $2.2 billion in the aggregate.

Furthermore, a significant portion of the revenues of Oncor Electric Delivery Company LLC (Oncor) represents fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 34% and 36% of Oncor’s total revenues for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively.

EFH Corp.’s and TCEH’s substantial indebtedness could adversely affect their ability to fund their operations, limit their ability to react to changes in the economy or their industry (including changes to environmental regulations), expose them to interest rate risk to the extent of their variable rate debt, limit their ability to raise additional capital and adversely impact their ability to meet obligations under the various debt agreements governing their debt.

EFH Corp. and TCEH are highly leveraged. As of September 30, 2011, EFH Corp.’s and TCEH’s consolidated principal amount of debt (short-term borrowings and long-term debt, including amounts due currently) totaled $36.5 billion and $30.4 billion, respectively. EFH Corp.’s and TCEH’s substantial indebtedness could have significant consequences, including:

•	making it more difficult for them to make payments on their debt;

•

requiring a substantial portion of their cash flow to be dedicated to the payment of principal and interest on their debt, thereby reducing their ability to use their cash flow to fund operations, capital expenditures and future business opportunities as well as executing upon their growth strategy;

•	increasing their vulnerability to adverse economic, industry or competitive conditions or developments, including changes to environmental regulations;

•

exposing them to the risk of increased interest expense because, as of September 30, 2011, taking into consideration interest swap transactions, 3% of EFH Corp.’s consolidated long-term borrowings were at variable rates of interest through September 2014 and 10% for October 2014 through October 2017;

•	limiting their ability to make strategic acquisitions or causing them to make non-strategic divestitures;

•	limiting their ability to develop new (or maintain their current) generation facilities;

•

limiting their ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt; and

•

limiting their ability to adjust to changing market and industry conditions (including changes to environmental regulations) and placing them at a competitive disadvantage compared to competitors who are less highly leveraged and who, therefore, may be able to operate at a lower overall cost (including debt service) and take advantage of opportunities that they cannot.

EFH Corp. and TCEH may not be able to repay or refinance their debt as or before it becomes due, or obtain additional financing, particularly if forward natural gas prices do not significantly increase and/or if environmental regulations are adopted that result in significant capital requirements.

EFH Corp. and TCEH may not be able to repay or refinance their debts as or before they become due, or they may only be able to refinance such amounts on terms that will increase their cost of borrowing or on terms that may be more onerous. Their ability to successfully implement any future refinancing of their debt will depend, among other things, on their financial condition and operating performance, which is subject to prevailing economic and competitive conditions, and to certain financial, business and other factors beyond their control, including, without limitation, wholesale electricity prices in the Electric Reliability Council of Texas (ERCOT) (which are primarily driven by the price of natural gas and ERCOT market heat rates), environmental regulations and general conditions in the credit markets. Refinancing may also be difficult because of the slow economic recovery, the possibility of rising interest rates and the impending, significant debt maturities of numerous other borrowers. Because their credit ratings are significantly below investment grade, they may be more heavily exposed to these refinancing risks than other borrowers. In addition, the timing of additional financings may require them to pursue such financings at an inopportune time.

A substantial amount of EFH Corp.’s and TCEH’s debt matures over the next couple of years, including approximately $100 million principal amount of debt maturing in 2013, approximately $4.3 billion principal amount of debt maturing in 2014 and approximately $3.3 billion principal amount of debt maturing in 2015. A substantial amount of TCEH’s debt is comprised of debt incurred under the Credit Agreement, dated as of October 10, 2007, as amended on August 7, 2009 and April 7, 2011, by and among Energy Future Competitive Holdings Company (EFCH), as guarantor, TCEH, as borrower, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent (the TCEH

Senior Secured Credit Facilities). In April 2011, TCEH was able to secure an extension of a significant portion of the commitments and loans under the TCEH Senior Secured Credit Facilities. However, even after taking the extension into account, TCEH still has a significant amount of commitments and loans under the TCEH Senior Secured Credit Facilities that mature in 2013 and 2014 because a significant portion of the commitments (approximately $645 million maturing in 2013) and loans (approximately $3.85 billion principal amount maturing in 2014) were not extended in connection with the extension. In addition, notwithstanding the extension, the extended commitments and loans could mature earlier as described in the next paragraph. Moreover, while TCEH was able to extend a significant portion of the commitments and loans under the TCEH Senior Secured Credit Facilities, the extension was only a two year extension. As a result, TCEH has a substantial principal amount of debt that matures in 2016 (approximately $1.6 billion) and 2017 (approximately $16.0 billion, including $1.0 billion under the TCEH Letter of Credit Facility that is held in restricted cash).

The extended loans under the TCEH Senior Secured Credit Facilities include a “springing maturity” provision pursuant to which in the event that (a) more than $500 million aggregate principal amount of the TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 Series B (collectively, the TCEH 10.25% Notes) or more than $150 million aggregate principal amount of TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (the TCEH Toggle Notes) (in each case, other than notes held by EFH Corp. or its controlled affiliates as of March 31, 2011 to the extent held as of the determination date), as applicable, remain outstanding as of 91 days prior to the maturity date of the applicable notes and (b) TCEH’s consolidated total debt to consolidated EBITDA ratio (as defined in the TCEH Senior Secured Credit Facilities) is greater than 6.00 to 1.00 at such applicable determination date, then the maturity date of the extended loans will automatically change to 90 days prior to the maturity date of the applicable notes. As a result of this “springing maturity” provision, TCEH may lose the benefit of the extension of the commitments and loans under the TCEH Senior Secured Credit Facilities if TCEH is unable to refinance the requisite portion of the TCEH 10.25% Notes and TCEH Toggle Notes (collectively, the TCEH 2015/2016 Notes) by the applicable deadline. If holders of the TCEH 2015/2016 Notes are unwilling to extend the maturities of their notes, then, to avoid the “springing maturity” of the extended loans, TCEH may be required to repay a substantial portion of the TCEH 2015/2016 Notes at prices above market or at par. There is no assurance that TCEH will be able to make such payments, whether through cash on hand or additional financings. As of September 30, 2011, $3.165 billion and $1.485 billion aggregate principal amount of the TCEH 10.25% Notes and the TCEH Toggle Notes, respectively, were outstanding, excluding amounts held by EFH Corp. and Energy Future Intermediate Holding Company LLC (EFIH).

Wholesale electricity prices in the ERCOT market largely correlate with the price of natural gas. Accordingly, the contribution to earnings and the value of TCEH’s nuclear and lignite/coal-fueled generation assets are dependent in significant part upon the price of natural gas. Forward natural gas prices have generally trended downward since mid-2008 (from $10.90 per MMBtu in mid-2008 to $3.94 per MMBtu at December 31, 2011 for calendar year 2013). In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession. Many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period. These market conditions are challenging to the long-term profitability of TCEH’s generation assets. Specifically, low natural gas prices and their correlated effect in ERCOT on wholesale electricity prices could have a material adverse impact on the overall profitability of TCEH’s generation assets for periods in which TCEH does not have significant hedge positions. As of September 30, 2011, TCEH has hedged only approximately 56% and 28% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, including the estimated effects of the U.S. Environmental Protection Agency’s (EPA) Cross-State Air Pollution Rule (CSAPR) as issued in July 2011 (and stayed by judicial order in December 2011), and it does not have any significant amounts of hedges in place for periods after 2014. A continuation of current forward natural gas prices or a further decline of forward natural gas prices could limit TCEH’s ability to hedge its wholesale electricity revenues at sufficient price levels to support its interest payments and debt maturities, result in further declines in the values of its nuclear and lignite/coal-fueled generation assets and adversely impact its ability to refinance its outstanding debt or obtain additional financing.

Aspects of EFH Corp.’s and TCEH’s current financial condition may also be challenging to their efforts to obtain additional financing (or refinance or extend their financing) in the future. For example, EFH Corp.’s liabilities and those of EFCH exceed their and EFCH’s assets as shown on EFH Corp.’s and EFCH’s respective balance sheet prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) as of September 30, 2011. EFCH’s assets include $6.152 billion of goodwill as of September 30, 2011. In 2010, EFCH recorded a $4.1 billion noncash goodwill impairment charge reflecting the estimated effect of lower wholesale electricity prices on the enterprise value of TCEH, driven by the sustained decline in forward natural gas prices, as indicated by cash flow projections and declines in market values of securities of comparable companies. The value of EFCH’s goodwill will continue to depend on, among other things, wholesale electricity prices in the ERCOT market. Natural gas prices have trended downward in the fourth quarter of 2011, and the correlated effect in ERCOT on wholesale power prices could have a material adverse impact on the overall profitability of EFH Corp. and EFCH and could result in an impairment of goodwill as of December 31, 2011. Further, third party analyses of TCEH’s business performed in connection with asset value impairment testing for GAAP purposes, which have indicated that the principal amount of TCEH’s outstanding debt exceeds its enterprise value, may make it more difficult for EFH Corp. and TCEH successfully to implement any refinancing of their debt or obtain additional financing. Their ability to obtain future financing is also limited by the value of their unencumbered assets. Almost all of their assets are encumbered (in some cases by both first and second liens), and they have a limited value of assets which could be used as additional collateral in future financing transactions.

EFH Corp.’s (or any applicable subsidiary’s) credit ratings could negatively affect EFH Corp.’s (or the pertinent subsidiary’s) ability to access capital and could require EFH Corp. or its subsidiaries to post collateral or repay certain indebtedness.

EFH Corp.’s (or any applicable subsidiary’s) credit ratings could be lowered, suspended or withdrawn entirely, at any time, by the rating agencies, if, in each rating agency’s judgment, circumstances warrant, including in connection with this offering. Downgrades in EFH Corp.’s or any of its applicable subsidiaries’ long-term debt ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease and could trigger liquidity demands pursuant to the terms of new commodity contracts, leases or other agreements. Future transactions by EFH Corp. or any of its subsidiaries, including the issuance of additional debt or the consummation of additional debt exchanges, could result in temporary or permanent downgrades of EFH Corp.’s or its subsidiaries’ credit ratings.

Most of EFH Corp.’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions. If EFH Corp.’s (or an applicable subsidiary’s) credit ratings decline, the costs to operate its businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with EFH Corp. (or its applicable subsidiary).

EFH Corp. and TCEH may pursue transactions and initiatives that are unsuccessful or do not produce the desired outcome.

Future transactions and initiatives that EFH Corp. and TCEH may pursue may have significant effects on their business, capital structure, liquidity and/or results of operations. For example, in addition to the exchanges and repurchases of their debt, they have and may continue to pursue, from time to time, transactions and initiatives of various types, including, without limitation, debt exchange transactions, debt repurchases, equity or debt issuances, debt refinancing transactions (including extensions of maturity dates of their debt), asset sales, joint ventures, recapitalizations, business combinations and other strategic transactions. There can be no guarantee that any of such transactions or initiatives would be successful or produce the desired outcome, which could ultimately affect them in a material and adverse manner.

Despite their current high debt level, EFH Corp. and TCEH may still be able to incur substantially more debt. This could further exacerbate the risks associated with their substantial debt.

EFH Corp. and TCEH may be able to incur additional debt in the future. Although their debt agreements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions. Under certain circumstances, the amount of debt, including secured debt, that could be incurred in compliance with these restrictions could be substantial. If new debt is added to their existing debt levels, the related risks that they and holders of their existing debt, including EFIH, now face would intensify.

Increases in interest rates may negatively impact TCEH’s results of operations, liquidity and financial condition.

Certain of TCEH’s borrowings, to the extent the interest rate is not fixed by interest rate swaps, are at variable rates of interest. An increase in interest rates would have a negative impact on TCEH’s results of operations by causing an increase in interest expense.

As of September 30, 2011, TCEH had $19.842 billion aggregate principal amount of variable rate long-term debt (excluding $1.062 billion of long-term borrowings associated with the letter of credit facility that are invested at a variable rate), taking into account interest rate swaps that fix the interest rate on $18.655 billion in notional amount of variable rate debt. As a result, as of September 30, 2011, a 100 basis point increase in interest rates would increase TCEH’s annual interest expense over the next twelve months by approximately $12 million. TCEH’s interest expense and related charges for the nine months ended September 30, 2011 totaled $3.020 billion, including $879 million of unrealized mark-to-market net losses on interest rate swaps.

EFH Corp.’s and TCEH’s debt agreements and the Oncor “ring-fencing” measures contain restrictions that limit flexibility in operating their businesses.

EFH Corp.’s and TCEH’s debt agreements contain various covenants and other restrictions that limit their ability to engage in specified types of transactions and may adversely affect their ability to operate their businesses. These covenants and other restrictions limit their ability to, among other things:

•	incur additional debt or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries, and

•	repay, repurchase or modify certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions.

Under the TCEH Senior Secured Credit Facilities, TCEH is required to maintain a consolidated secured debt to consolidated EBITDA ratio below specified levels. TCEH’s ability to maintain the consolidated secured debt to consolidated EBITDA ratio below such levels can be affected by events beyond its control, including, without limitation, wholesale electricity prices (which are primarily derived by the price of natural gas and ERCOT market heat rates) and environmental regulations, and there can be no assurance that TCEH will comply with this ratio. As of September 30, 2011, TCEH’s consolidated secured debt to consolidated EBITDA ratio was 5.34 to 1.00, which compares to the maximum consolidated secured debt to consolidated EBITDA ratio of 8.00 to 1.00 currently permitted under the TCEH Senior Secured Credit Facilities. The secured debt portion of the ratio excludes (a) up to $1.5 billion of debt secured by a first-priority lien (including the TCEH 2020 Notes) if the proceeds of such debt are used to repay term loans or deposit letter of credit loans under the TCEH Senior Secured Credit Facilities and (b) debt secured by a lien ranking junior to the TCEH Senior Secured Credit Facilities, including the TCEH 2021 Notes. For the year ended December 31, 2012, the maximum consolidated secured debt to consolidated EBITDA ratio permitted under the TCEH Senior Secured Credit Facilities continues to be 8.00 to 1.00.

A breach of any of these covenants or restrictions could result in an event of default under one or more of EFH Corp.’s and TCEH’s debt agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under one of these debt agreements, lenders or noteholders could elect to declare all amounts outstanding under that debt agreement to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders or noteholders could cause cross defaults or accelerations under other debt. If they were unable to repay those amounts, the lenders or noteholders could proceed against any collateral granted to them to secure such debt. If lenders or noteholders accelerate the repayment of borrowings, EFH Corp. and TCEH will likely not have sufficient assets and funds to repay those borrowings.

In addition, EFH Corp. and Oncor have implemented a number of “ring-fencing” measures to enhance the credit quality of Oncor Electric Delivery Holdings Company LLC (Oncor Holdings) and its subsidiaries, including Oncor. Those measures, many of which were agreed to and required by the Public Utility Commission of Texas’ (PUCT) Order on Rehearing in Docket No. 34077, include, among other things:

•

Oncor Holdings’ and Oncor’s board of directors being comprised of a majority of directors that are independent from Texas Energy Future Holdings Limited Partnership (Texas Holdings) and its subsidiaries except for Oncor Holdings and its subsidiaries (collectively, the Texas Holdings Group), EFH Corp. and its other subsidiaries;

•	Oncor being treated as an unrestricted subsidiary with respect to EFH Corp.’s and EFIH’s debt;

•	Oncor not being restricted from incurring its own debt;

•	Oncor not guaranteeing or pledging any of its assets to secure the debt of any member of the Texas Holdings Group;

•

restrictions on distributions by Oncor, and the right of the independent members of Oncor’s board of directors and the largest non-majority member of Oncor to block the payment of distributions to Oncor Holdings (i.e., such distributions not being available to EFH Corp. under certain circumstances), and

•	restrictions on the ability to sell a majority interest in Oncor until October 2012.

Lenders and holders of TCEH debt have in the past alleged, and might allege in the future, that TCEH is not operating in compliance with covenants in its debt agreements or make allegations against directors and officers of TCEH and its affiliates of breach of fiduciary duty. In addition, holders of credit derivative securities related to TCEH’s debt securities (including credit default swaps) have in the past claimed, and might claim in the future, that a credit event has occurred under such credit derivative securities. In each case, even if the claims have no merit, any such claim could cause the trading price of EFH Corp., TCEH and EFIH debt securities to decline and adversely affect their ability to raise additional capital and/or refinance their existing debt.

Lenders or holders of TCEH debt have in the past alleged, and might allege in the future, that TCEH is not operating in compliance with the covenants in its debt agreements, that a default under its debt agreements has occurred or that its or its affiliates’ boards of directors or similar bodies or officers are not properly discharging their fiduciary duties, or make other allegations regarding their business, including for the purpose, and potentially having the effect, of causing a default under their debt or other agreements, accelerating the maturity of such debt, protecting claims of debt issued at a certain entity or entities in their capital structure at the expense of debt claims elsewhere in their capital structure and/or obtaining economic benefits from them. These claims have included, and may include in the future, among other things, claims that certain loans from TCEH to EFH Corp. were fraudulent transfers and should be repaid to TCEH or were in violation of the terms of TCEH’s debt agreements. Further, holders of credit derivative securities related to TCEH’s debt securities (including credit default swaps) have in the past claimed, and may claim in the future, that a credit event has occurred under such credit derivative securities based on TCEH’s financial condition. Even if these claims are without merit, any such claim could nevertheless cause the trading price of EFH Corp., TCEH and EFIH debt to decline and adversely affect their ability to raise additional capital and/or refinance their existing debt.

EFH Corp. and TCEH may not be able to generate sufficient cash to service their debt and may be forced to take other actions to satisfy the obligations under their debt agreements, which may not be successful.

EFH Corp.’s and TCEH’s ability to make scheduled payments on their debt obligations depends on their financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their control, including, without limitation, wholesale electricity prices (which are primarily driven by the price of natural gas and ERCOT market heat rates) and environmental regulations. They may not be able to maintain a level of cash flows sufficient to pay the principal, premium, if any, and interest on their debt.

If cash flows and capital resources are insufficient to fund their debt obligations, they could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance debt. These alternative measures may not be successful, may not be completed on economically attractive terms or may not be adequate for them to meet their debt obligations when due. Additionally, their debt agreements limit the use of the proceeds from many dispositions of assets or operations. As a result, they may not be permitted to use the proceeds from these dispositions to satisfy their debt obligations.

Further, if they suffer or appear to suffer, from a lack of available liquidity, the evaluation of their creditworthiness by counterparties and rating agencies could be adversely impacted. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale market activities, including its natural gas price hedging program.

Under the terms of the indentures governing TCEH’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016 (collectively, the TCEH 2015/2016 Notes); TCEH’s 11.5% Senior Secured Notes due 2020 (the TCEH 2020 Notes); and TCEH’s 15% Senior Secured Second Lien Notes due April 1, 2021 and 15% Senior Secured Second Lien Notes due April 1, 2021, Series B (collectively, the TCEH 2021 Notes) and the terms of the TCEH Senior Secured Credit Facilities, TCEH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its reported consolidated assets are held by its subsidiaries. As of September 30, 2011, TCEH and its subsidiaries held approximately 81% of EFH Corp.’s reported consolidated assets, and for the nine months ended September 30, 2011, TCEH and its subsidiaries represented all of EFH Corp.’s reported consolidated revenues. Accordingly, TCEH and its subsidiaries constitute an important funding source for EFH Corp. to satisfy its obligations, including with respect to EFH Corp. notes held by EFIH. However, under the terms of the indentures governing the TCEH 2015/2016 Notes, TCEH 2020 Notes and TCEH 2021 Notes and the terms of the TCEH Senior Secured Credit Facilities, TCEH is restricted from making certain payments to EFH Corp., except in the form of certain loans to cover certain of EFH Corp.’s obligations (and dividends and distributions in certain other limited circumstances if permitted by applicable state law). Further, the indentures governing the TCEH 2015/2016 Notes, TCEH 2020 Notes and TCEH 2021 Notes and the terms of the TCEH Senior Secured Credit Facilities do not permit such intercompany loans to service EFH Corp.’s debt unless required for EFH Corp. to pay principal, premium and interest when due on debt incurred by EFH Corp. to finance the merger of Texas Energy Future Merger Sub Corp. with and into EFH Corp. (the Merger), which occurred on October 10, 2007, or that was in existence prior to the Merger, or any debt incurred by EFH Corp. to replace, refund or refinance such debt. Such loans are also permitted in order to service other debt, subject to limitations on the amount of the loans. In addition, TCEH is prohibited from making certain loans to EFH Corp. if certain events of default under the indentures governing the TCEH 2015/2016 Notes, TCEH 2020 Notes or TCEH 2021 Notes or the terms of the TCEH Senior Secured Credit Facilities have occurred and are continuing. As of the date hereof, none of these events of default has occurred or is continuing.

In addition, the TCEH Senior Secured Credit Facilities contain provisions related to TCEH’s notes receivable from EFH Corp. and arise from cash loaned by TCEH to EFH Corp. for (i) debt principal and interest payments (P&I Note) and (ii) other general corporate purposes (SG&A Note and, together with the P&I Note, the Intercompany Notes, which were outstanding in an aggregate principle amount of $1.4 billion as of September 30, 2011) as follows:

•	TCEH will not make any further loans under the SG&A Note to EFH Corp.;

•	borrowings outstanding under the P&I Note will not exceed $2 billion in the aggregate at any time; and

•

the sum of (a) the outstanding senior secured indebtedness (including guarantees) issued by EFH Corp. or any subsidiary of EFH Corp. (including EFIH) secured by a second-priority lien on the equity interests that EFIH owns in Oncor Holdings (EFIH Second-Priority Debt) and (b) the aggregate outstanding amount of the Intercompany Notes will not exceed, at any time, the maximum amount of EFIH Second-Priority Debt permitted by the indenture governing the 9.75% Senior Secured Notes due 2019 issued by EFH Corp. and the 10.000% Senior Secured Notes due 2020 issued by EFH Corp. as in effect on April 7, 2011.

If TCEH is not able to continue making intercompany loans to EFH Corp. as a result of the restrictions in the amendment or otherwise, EFH Corp. may not have sufficient cash flows to meet its obligations, including with respect to its notes held by EFIH.

EFH Corp. may be required to repay all or a portion of the intercompany notes it owes to TCEH ($1.592 billion as of December 31, 2011) if TCEH requests repayment of these notes or if these notes are found by a court of competent jurisdiction to be fraudulent transfers. TCEH could also discontinue, or be prevented from, lending to EFH Corp. in the future.

TCEH’s intercompany notes receivable from EFH Corp., which are guaranteed by EFIH on a senior unsecured basis, are demand notes, which means that TCEH can require payment of all or a portion of these notes at any time. As of December 31, 2011, the aggregate principal amount of these intercompany notes was $1.592 billion. Additionally, a lender under TCEH’s credit agreement has alleged, as recently as the fourth quarter of 2011, and other TCEH creditors may allege in the future, that the intercompany notes are fraudulent transfers or that authorizing intercompany loans to be made thereunder violates the fiduciary duties of TCEH’s or EFCH’s directors. If a TCEH creditor were to prevail on these claims in a court of competent jurisdiction, EFH Corp. may be required immediately to repay the principal amount of the intercompany notes and interest thereon and may be unable thereafter to obtain future funding under such notes. As of December 31, 2011, EFH Corp. did not have sufficient cash to repay all of the intercompany notes.

A failure by EFH Corp. to repay the intercompany notes when required may result in defaults under EFH Corp.’s other debt, including debt that EFIH guarantees. It would also likely result in EFIH’s guarantee of the intercompany notes being called, which could cause defaults under EFIH’s other debt.

If, as a result of such claims by TCEH creditors, TCEH discontinues lending, or is prevented from lending, to EFH Corp. on the same terms as the existing intercompany notes or at all, EFH Corp. may not have sufficient funds to make scheduled payments on its debt, including the substantial amount of EFH Corp. debt securities that EFIH holds. EFIH depends and will continue to depend on interest payments on these EFH Corp. debt securities to fund, at least in part, payments on the notes and EFIH’s other debt obligations.

EFH Corp. has a very limited ability to control activities at Oncor due to structural and operational “ring-fencing” measures.

EFH Corp. depends upon Oncor for a significant amount of its cash flows and relies on such cash flows in order to satisfy its obligations. However, EFH Corp. has a very limited ability to control the activities of Oncor. As part of the “ring-fencing” measures implemented by EFH Corp. and Oncor, a majority of the members of Oncor’s board of directors are required to meet the New York Stock Exchange requirements for independence in all material respects, and the unanimous, or majority, consent of such directors is required for Oncor to take certain actions. In addition, any new independent directors are required to be appointed by the nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors. No member of EFH Corp.’s management is a member of Oncor’s board of directors. Under Oncor Holdings’ and Oncor’s organizational documents, EFH Corp. has limited indirect consent rights with respect to the activities of Oncor, including new issuances of equity securities by Oncor, material transactions with third parties involving Oncor outside of the ordinary course of business, actions that cause Oncor’s assets to be subject to an increased level of jurisdiction of the U.S. Federal Energy Regulatory Commission (FERC), any changes to the state of formation of Oncor, material changes to accounting methods not required by GAAP, and actions that fail to enforce certain tax sharing obligations between Oncor and EFH Corp. In addition, Oncor’s organizational agreements contain restrictions on Oncor’s ability to make distributions to its members, including indirectly to EFH Corp.

Oncor may or may not make any distributions to EFH Corp.

Upon the consummation of the Merger, EFH Corp. and Oncor implemented certain structural and operational “ring-fencing” measures, including certain measures required by the PUCT’s Order on Rehearing in Docket No. 34077, that were based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to further enhance Oncor’s credit quality. These measures were put in place to mitigate Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

As part of the ring-fencing measures, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors of Oncor are required to be appointed by the nominating committee of Oncor Holdings, which is required to be, and is, comprised of a majority of directors that are independent from EFH Corp. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Oncor’s largest non-majority owner, the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to EFH Corp.

In addition, Oncor’s organizational documents limit Oncor’s distributions to its owners, including EFH Corp., through December 31, 2012 to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments, including goodwill impairments) and prohibit Oncor from making any distribution to EFH Corp. so long as and to the extent that such distribution would cause Oncor’s regulatory capital structure to exceed the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In 2009, the PUCT awarded Oncor the right to construct transmission lines and facilities associated with its Competitive Renewable Energy Zone Transmission Plan, the cost of which is estimated by Oncor to be approximately $2.0 billion. With the award, Oncor has incurred additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology. Accordingly, while Oncor is required to maintain a specified debt-to-equity ratio, there can be no assurance that Oncor’s equity balance will be sufficient to maintain the required debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, thereby restricting Oncor from making any distributions to EFH Corp. In addition, any increase in Oncor’s interest expense may reduce the amounts available to be distributed to EFH Corp.

TCEH’s revenues and results of operations generally are negatively impacted by decreases in market prices for electricity, decreases in natural gas prices, and/or decreases in market heat rates.

TCEH is not guaranteed any rate of return on capital investments in its businesses. TCEH markets and trades electricity and natural gas, including electricity from its own generation facilities and generation contracted from third parties, as part of its wholesale markets operation. TCEH’s results of operations depend in large part upon wholesale market prices for electricity, natural gas, uranium, coal and transportation in its regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by, among other things, actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices might be depressed. Also, at times, there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for TCEH’s generation facilities is purchased under short-term contracts. Prices of fuel (including diesel, natural gas, coal and nuclear fuel) may also be volatile, and the price they can obtain for electricity sales may not change at the same rate as changes in fuel costs. In addition, TCEH purchases and sells natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from the following:

•	volatility in natural gas prices;

•	volatility in ERCOT market heat rates;

•	volatility in coal and rail transportation prices;

•	severe or unexpected weather conditions;

•	seasonality;

•	changes in electricity and fuel usage;

•	illiquidity in the wholesale power or other markets;

•	transmission or transportation constraints, inoperability or inefficiencies;

•	availability of competitively-priced alternative energy sources;

•	changes in market structure;

•	changes in supply and demand for energy commodities, including nuclear fuel and related enrichment and conversion services;

•	changes in the manner in which they operate their facilities, including curtailed operation due to market pricing, environmental, safety or other factors;

•	changes in generation efficiency;

•	outages or otherwise reduced output from their generation facilities or those of their competitors;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, crude oil, diesel and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events, and

•	federal, state and local energy, environmental and other regulation and legislation.

All of TCEH’s generation facilities are located in the ERCOT market, a market with limited interconnections to other markets. Wholesale electricity prices in the ERCOT market generally correlate with the price of natural gas because marginal electricity demand is generally supplied by natural gas-fueled generation facilities. Accordingly, TCEH’s earnings and the value of its nuclear and lignite/coal-fueled generation assets, which provided a substantial portion of its supply volumes in 2011, are dependent in significant part upon the price of natural gas. Forward natural gas prices have generally trended downward since mid-2008 (from $10.90 per MMBtu in mid-2008 to $3.94 per MMBtu at December 31, 2011 for calendar year 2013). In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession. Many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period.

Wholesale electricity prices also correlate with ERCOT market heat rates (a measure of efficiency of the marginal price-setting generator of electricity), which could fall if demand for electricity were to decrease or if additional generation facilities are built in ERCOT. Accordingly, TCEH’s earnings and the value of its lignite/coal-fueled and nuclear fueled generation assets are also dependent in significant part upon market heat rates. As a result, TCEH’s nuclear and lignite/coal-fueled generation assets could significantly decrease in profitability and value if ERCOT market heat rates decline.

The percentage of TCEH’s wholesale natural gas price exposure that is hedged declines significantly in future periods, which could result in reduced earnings (and related cash flows) and adversely affect TCEH’s ability to pay principal and interest on its debt in those periods and refinance its debt if wholesale natural gas prices do not increase.

TCEH’s hedging activities, in particular its natural gas price hedging program, are designed to mitigate the adverse effect that a decrease in wholesale electricity prices (primarily due to a decrease in natural gas prices) would have on its earnings (and related cash flows). Low natural gas prices and the correlated effect in ERCOT on wholesale power prices could have a material adverse impact on the overall profitability of TCEH’s generation assets for periods in which it does not have significant hedge positions. While TCEH has significantly hedged its natural gas price exposure for 2012 (approximately 98%), as of September 30, 2011, it has hedged only approximately 56% and 28% of its wholesale natural gas price exposure related to expected generation output for 2013 and 2014, respectively, including the estimated effects of the EPA’s CSAPR as issued in July 2011 (and stayed by judicial order in December 2011), and does not have any significant amounts of hedges in place for periods after 2014.

Forward natural gas prices have generally trended downward since mid-2008. In recent years natural gas supply has outpaced demand as a result of increased drilling of shale gas deposits combined with lingering demand weakness associated with the economic recession. Many industry experts expect this supply/demand imbalance to continue for a number of years, thereby depressing natural gas prices for a long-term period. A continuation of current forward natural gas prices (or a further decline of forward natural gas prices) could limit TCEH’s ability to hedge its wholesale electricity revenues at sufficient price levels to pay principal and interest on its debt, result in further declines in the value of its nuclear and lignite/coal-fueled generation assets and could adversely impact its ability to refinance its debt or obtain additional financing. Consequently, TCEH’s ability to fund its operations, meet its obligations under its debt agreements, refinance its substantial indebtedness and obtain additional financing in the future is dependent on increases in the current and expected future price of natural gas.

If TCEH is required to comply with the EPA’s recently issued CSAPR or the EPA’s proposed revisions to the CSAPR, TCEH will likely incur material capital expenditures and operating costs and experience material revenue decreases due to reduced generation and wholesale power sales volumes.

In July 2011, the EPA issued the CSAPR. The CSAPR requires certain states (including the State of Texas) to reduce emissions of sulfur dioxide (SO2) and nitrogen oxide (NOx). In September 2011, certain subsidiaries of EFH Corp. and EFCH, including Luminant, filed in the United States Court of Appeals for the District of Columbia Circuit (the D.C. Circuit Court) (i) a petition for review challenging the CSAPR and (ii) a motion to judicially stay implementation of the CSAPR, in each case as applied to Texas. A number of generation companies, states and other parties filed similar petitions for review and similar motions to prevent the implementation of the CSAPR. As promulgated, their compliance with the CSAPR’s annual emissions reduction programs would have been required beginning on January 1, 2012, and their compliance with the CSAPR’s seasonal emissions reduction program would have been required beginning on May 1, 2012.

In October 2011, the EPA released proposed revisions to the CSAPR, including increased emissions budgets for the State of Texas (the “Proposed Revisions”). Although the EPA has conducted public hearings and received final comments (including from Luminant) regarding the Proposed Revisions, it has not issued a final rule addressing any revisions.

In December 2011, the D.C. Circuit Court granted all motions for a judicial stay of the CSAPR in its entirety, including as applied to Texas. The D.C. Circuit Court’s order does not invalidate the CSAPR but stays the implementation of its emissions reduction programs until a final ruling regarding the CSAPR’s validity is issued by the D.C. Circuit Court. The D.C. Circuit Court’s order states that the EPA is expected to continue administering the Clean Air Interstate Rule (the predecessor rule to the CSAPR) pending the court’s resolution of the petitions for review. The D.C. Circuit Court has ordered Luminant and other petitioners challenging the CSAPR to file their opening briefs on Feb. 9, 2012, with all briefing to be completed by March 16, 2012. The Court has set oral argument for April 13, 2012. As a result of the D.C. Circuit Court’s order, Luminant rescinded its Notice of Suspension of Operations previously given to ERCOT with respect to Units 1 and 2 at its Monticello generation facility in order to comply with the CSAPR beginning January 1, 2012.

If the D.C. Circuit Court upholds the validity of the CSAPR and TCEH is required to comply with the CSAPR in its current form, the CSAPR’s programs will require significant additional reductions of SO2 and NOx emissions from its fossil-fueled generation units (including Big Brown, Martin Lake, Monticello and Sandow Unit 4) and institute a limited “cap and trade” system to achieve required reductions. If the implementation of CSAPR had not been stayed by the D.C. Circuit Court and TCEH had been required to comply with CSAPR beginning on January 1, 2012, its fossil-fueled generation units would have been required to reduce their annual SO2 and NOx emissions levels by approximately 64% and 22%, respectively, compared to 2010 levels. Additionally, TCEH’s fossil-fueled generation units would have been required to reduce their seasonal NOx emissions by 19%, compared to 2010 levels, beginning on May 1, 2012.

Prior to the issuance of the stay order by the D.C. Circuit Court, EFH Corp. and EFCH announced in September 2011 a compliance plan to satisfy the requirements of the CSAPR issued in July 2011. Under their compliance plan, they planned to:

•	idle Units 1 and 2 at their Monticello generation facility (approximately 1,200 MW);

•

switch the fuel used in Unit 3 at their Monticello generation facility (approximately 750 MW) and Units 1 and 2 at their Big Brown generation facility (approximately 1,200 MW) from a blend of Texas lignite and Powder River Basin coal to 100 percent Powder River Basin coal (in conjunction with the permitting, engineering, procurement and construction of a baghouse and installation of dry sorbent injection systems at Big Brown Units 1 and 2 and the permitting, engineering, procurement and construction of an upgraded scrubber at Monticello Unit 3);

•	cease lignite mining operations at the Big Brown/Turlington, Winfield and Thermo mines that serve the Big Brown and Monticello generation facilities, and

•	permit, engineer, procure, and construct upgraded scrubbers to reduce SO2 emissions from Units 1, 2, and 3 at the Martin Lake generation facility and Unit 4 at the Sandow generation facility.

These actions would have reduced, in the near term, TCEH’s total peak generation capacity by approximately 1,300 MW in the aggregate in order to comply with the CSAPR emissions limitations (1,200 MW due to the unit idling and additional capacity reductions of approximately 100 MW due to the other actions of the compliance plan described above). EFH Corp. and EFCH also continued to seek to identify and pursue options that might allow them to restore levels of generation at the units affected by the actions described above. They expected at that time that the capital expenditures required to implement these plans would have been substantial (an incremental $260 million in 2012 and more than $1.5 billion to comply with regulatory requirements, including the CSAPR as issued in July 2011, by the end of the decade) and that the implementation would have negatively affected their results of operations, liquidity and financial condition.

As described above, the EPA issued Proposed Revisions in October 2011. The Proposed Revisions would require TCEH’s fossil-fueled generation units to reduce (i) their annual SO2 and NOx emissions by approximately 112,000 tons (52 percent) and 8,000 tons (19 percent), respectively, compared to 2010 actual levels, and (ii) their seasonal NOx emissions by approximately 2,700 tons (15 percent), compared to 2010 actual levels. The CSAPR’s emissions limitations as modified by the Proposed Revisions would be less onerous than the emissions limitations set forth in the CSAPR as issued in July 2011 and potentially would no longer require implementation of some of the actions described in their compliance plan.

EFH Corp. and EFCH cannot predict (i) whether the legal challenge to the CSAPR will be ultimately successful on the merits, (ii) when the D.C. Circuit Court will issue a final ruling on the validity of the CSAPR and/or (iii) whether the EPA will adopt the Proposed Revisions (or if adopted, the nature of the Proposed Revisions). As a result, there can be no assurance that TCEH will not be required to implement the CSAPR compliance plan, or a modified form of the CSAPR compliance plan, at some point in the future.

Goodwill and/or other intangible assets not subject to amortization that were recorded in connection with the Merger are subject to at least annual impairment evaluations. As a result, EFH Corp. and EFCH could be required to write off some or all of this goodwill and other intangible assets, which may cause adverse impacts on their results of operations and financial condition.

In accordance with accounting standards, goodwill and certain other indefinite-lived intangible assets that are not subject to amortization are reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Factors such as the economic climate, market conditions, including the market prices for wholesale electricity and natural gas and market heat rates, environmental regulation, and the condition of assets are considered when evaluating long-lived assets for impairment. The actual timing and amounts of any goodwill impairments will depend on many sensitive, interrelated and uncertain variables. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could cause a material adverse impact on EFH Corp.’s and EFCH’s reported results of operations and financial condition. EFH Corp. and EFCH are currently evaluating if the decrease in natural gas prices in the fourth quarter of 2011 and the correlated effect in ERCOT on wholesale power prices, as well as other factors, will result in an impairment of goodwill.

Exhibit 99.2

Energy Future Intermediate Holding Company and EFIH Finance Inc.

Announce

Private Placement of Senior Secured Second Lien Notes

DALLAS – January 31, 2012 –Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. (collectively, the “Issuers”), both wholly-owned subsidiaries of Energy Future Holdings Corp. (“EFH Corp.”), intend to commence a private offering of $400 million principal amount of Senior Secured Second Lien Notes due 2022. The Issuers intend to use the net proceeds from the offering to pay a dividend to EFH Corp., which will use the proceeds of the dividend to repay a portion of the demand notes payable by EFH Corp. to its wholly-owned subsidiary Texas Competitive Electric Holdings Company LLC (“TCEH”) that have arisen from cash loaned by TCEH to EFH Corp.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The securities to be offered have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The securities will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. This notice is being issued pursuant to Rule 135c under the Securities Act.

* * *

About Energy Future Holdings

EFH Corp. is a Dallas-based holding company engaged in competitive and regulated energy market activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with more than 1.8 million customers in Texas, and Luminant, which is engaged largely in power generation and related mining activities, wholesale power marketing and energy trading. Luminant has approximately 15,400 MW of generation in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. EFH Corp.’s regulated operations consist of Oncor, which operates the largest electricity distribution and transmission system in Texas with more than three million delivery points and 118,000 miles of distribution and transmission lines. While EFH Corp. indirectly owns approximately 80 percent of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent from EFH Corp.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that the Issuers expect or anticipate to occur in the future, including the use of the proceeds from the proposed offering, are forward-looking statements. Although the Issuers believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the preliminary offering memorandum for the offering and Energy Future Intermediate Holdings Company LLC’s and Energy Future Holdings Corp.’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein) that are incorporated by reference in such preliminary offering memorandum.

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Investor Relations:		Corporate Communications:
Rima Hyder	Charles Norvell	Allan Koenig
214.812.5090	214-812-8062	214.812.8080

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